EXHIIBT 99.5

CONSENT OF MICON INTERNATIONAL LIMITED

The undersigned hereby consents to reference to our name in the press release of Avalon Rare Metals Inc. (the “Company”) dated April 17, 2013 incorporated in the material change report of the Company dated April  29, 2013 which is incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with the process, mining, infrastructure, marketing, capital and operating costs and economic analysis for the Nechalacho property.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

MICON INTERNATIONAL LIMITED

/s/ Richard Gowans
_________________________________
Name: Richard Gowans
Title: President

Date: April 29, 2013